Schedule 13D
under the Securities Exchange Act of 1934
FIRST NATIONAL BANCORP, INC.
(Name of Issuer)
COMMON STOCK, $10.00 PAR VALUE
(Title of Class of Securities)
320 921 101
(CUSIP Number)
Paul V. Reagan, Esq.
Bank of Montreal
1 First Canadian Place
Toronto, Ontario M5X 1A1
Canada
(312) 461-3167
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 1, 2001
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320 921 101
(1)	Name of Reporting Person.
S.S. or I.R.S. Identification No. of above person (entities only).
	Bank of Montreal
(2)	Check the Appropriate Box if a Member of a Group.
(See Instructions).
	(a)	[ ]
	(b)	[x]

 (3)	SEC Use Only.

(4)	Source of Funds (See Instructions)
WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)	[ ]

(6)	Citizenship or Place of Organization.
	Canada

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
(7)	Sole Voting Power.
      604,553 (1)

(8)	Shared Voting Power.
342,586 (2)

(9)	Sole Dispositive Power.
     604,553 (1)

(10)	Shared Dispositive Power.
0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person.
	947,139 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions).	[ ]

(13)	Percent of Class Represented by Amount in Row (11).
26.0% (3)
(14)	Type of Reporting Person (See Instructions).
BK

(1) The shares of common stock of First National Bancorp, Inc. (the "Issuer") covered by this report are purchasable by Bank of Montreal
("BMO") upon the exercise of an option granted to BMO pursuant to the
Company Share Option Agreement dated as of March 1, 2001 described in
Item 4 of this Schedule 13D.  Prior to the exercise of the option, BMO is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the option.  The option granted pursuant to the
Company Share Option Agreement is only exercisable upon the happening of certain events.  In the event the option is exercised in full, BMO will have voting power with respect to that number of shares equal to
19.9% of the outstanding shares of common stock of the Issuer, which, based upon the 3,037,955 shares of the Issuer outstanding as of
March 1, 2001, equals 604,553 shares of common stock of the Issuer.
Due to the contingent nature of the option granted pursuant to the
Company Share Option Agreement, as of the date of this Schedule 13D,
BMO disclaims beneficial ownership of the shares subject to such option, or 604,553 shares, based upon the shares of the Issuer outstanding as of March 1, 2001.  The number of shares issuable upon exercise of this option shall be adjusted in the event that any additional shares of the Issuer are issued.
(2)	The shares of common stock of the Issuer subject to the Voting
Agreement will be voted in accordance with the instructions of BMO with respect to the merger, as such transaction is described in Item 4 of this Schedule 13D.
(3)	Adjusted to reflect the issuance by the Issuer of 604,553 shares of common stock of the Issuer upon exercise of the option granted pursuant to the Company Share Option Agreement,  as described herein.
ITEM 1.	SECURITY AND ISSUER.
The class of securities to which this statement relates is Common Stock, $10.00 par value, of First National Bancorp., Inc. (the "Issuer"), an Illinois corporation. The address of the Issuer's principal executive offices is 78 North Chicago Street, Joliet, Illinois 60432.
ITEM 2.	IDENTITY AND BACKGROUND.
This statement is being filed by Bank of Montreal ("BMO"), a chartered bank in Canada. BMO is engaged in the business of banking in Canada and elsewhere and is a chartered bank under the Bank Act of Canada. The principal address of BMO is 1 First Canadian Place, Toronto, Ontario M5X 1A1, Canada, Telephone: (416) 867-7720.
Set forth in Schedule A is a list of the BMO's directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their business address and their respective citizenship.  During the past five years neither BMO nor, to BMO's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Also during the past five years neither BMO nor, to BMO's knowledge, any person named in Schedule A to this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
If BMO exercises the stock option granted pursuant to the Company
Share Option Agreement described below, it currently anticipates that the funds needed to pay the exercise price for such option will come from working capital.
ITEM 4.	PURPOSE OF TRANSACTION.
On March 1, 2001, BMO and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among BMO, the Issuer and
Bankmont Financial Corp., a Delaware corporation and a wholly-owned subsidiary of BMO ("BFC"). Pursuant to the Merger Agreement, and
subject to the conditions set forth therein (including approval of the transactions by the shareholders of the Issuer), the Issuer will be merged with and into BFC, or another Delaware wholly-owned subsidiary of BMO, yet to be formed (the "Merger").
As an inducement to BMO to enter into the Merger Agreement, the Issuer and BMO entered into a Company Share Option Agreement dated as of
March 1, 2001, pursuant to which the Issuer granted BMO the right, under certain conditions, to acquire up to 604,553 shares of the Issuer's common stock, but in no event more than 19.9% of the issued and outstanding shares of the Issuer's common stock as of March 1, 2001.
The option is only exercisable upon the happening of certain events.
In addition, and as further inducement to BMO to enter into the Merger Agreement, certain shareholders of the Issuer, BMO and the Issuer entered into a Voting Agreement dated as of March 1, 2001, pursuant to which such shareholders agreed to vote all of their shares of the
Issuer's common stock for the merger.  Such number, an aggregate of
342,586 shares, represents 11.3% of the Issuer's outstanding common stock as of March 1, 2001.
The foregoing summaries of the Merger Agreement, the Company Share
Option Agreement and the Voting Agreement are qualified in their entirety by reference to the Agreement and Plan of Merger, the Company Share
Option Agreement and Voting Agreement filed as Exhibit 1, Exhibit 2 and
Exhibit 3, respectively, to this Schedule 13D and incorporated herein in their entirety by reference.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
With respect only to the shares subject to the option granted pursuant to the Company Share Option Agreement, nothing herein shall be deemed to be an admission by BMO as to the beneficial ownership of such shares of common stock of the Issuer, and, prior to exercise of such option,
BMO disclaims beneficial ownership of those shares underlying the option granted pursuant to the Company Share Option Agreement.
To the best of BMO's knowledge, no BMO director or executive officer beneficially owns any shares of common stock of the Issuer.
5(a)  Beneficial Ownership:
	BMO beneficially owns 342,586 shares of the Issuer's common
stock, representing 11.3% of the Issuer's outstanding common stock as of March 1, 2001.  These shares are subject to the Voting Agreement.
	In the event the option granted pursuant to the Company Share
Option Agreement becomes exercisable and is exercised in full, BMO will then, in the aggregate, beneficially own 947,139 shares, or 26.0% of the outstanding shares of common stock of the Issuer, based upon the shares outstanding as of March 1, 2001, as adjusted to reflect the issuance of an additional 604,553 shares of common stock by the Issuer pursuant to the option granted under the Company Share Option Agreement.
5(b)  Sole Voting Power:
	In the event the option is exercised in full, BMO will have sole voting power with respect to 604,553 shares, or 19.9% of the outstanding shares of common stock of the Issuer, based upon the 3,037,955 shares of the Issuer outstanding as of March 1, 2001.
        Shared Voting Power:
	With respect to the shares subject to the Voting Agreement, the shareholders who currently hold such shares have agreed to vote such shares, aggregating 342,586, or 11.3% of the Issuer's outstanding common stock as of March 1, 2001, for the merger, in accordance with the Voting Agreement.
5(c)  Transactions:
	On March 1, 2001, BMO, the Issuer and BFC entered into the
Merger Agreement pursuant to which the Issuer will be merged with and into BFC, or another Delaware wholly-owned subsidiary of BMO, yet to be formed. Consummation of the Merger Agreement is subject to the satisfaction or waiver of a number of conditions to closing.
5(d)  Not applicable.
5(e)  Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
	RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
On March 1, 2001, BMO, the Issuer and BFC entered into the Merger
Agreement pursuant to which the Issuer will be merged with and into
BFC, or another Delaware wholly-owned subsidiary of BMO, yet to be formed.  Consummation of the Merger Agreement is subject to the satisfaction or waiver of a number of conditions to closing.
As an inducement to BMO to enter into the Merger Agreement, the Issuer and BMO entered into a Company Share Option Agreement dated as of
March 1, 2001, pursuant to which the Issuer granted BMO the right, under certain conditions, to acquire shares of the Issuer's common stock up to 604,553 shares, or 19.9% of the Issuer's outstanding common stock as of March 1, 2001.  The option is only exercisable upon the happening of certain events.
In addition, and as further inducement to BMO to enter into the Merger Agreement, certain shareholders of the Issuer, BMO and the Issuer entered into a Voting Agreement dated as of March 1, 2001, pursuant to which such shareholders agreed to vote all of their shares of the
Issuer's common stock for the merger.  Such number, an aggregate of
342,586 shares, represents 11.3% of the Issuer's outstanding common stock as of March 1, 2001.
ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
	Exhibit 1
		Agreement and Plan of Merger by and among BMO, the Issuer and BFC dated as of March 1, 2001 (incorporated by reference to Exhibit 2.1 to Form 8-K dated March 5, 2001, as amended March 7, 2001 filed by the Issuer, File No. 0-15123).
	Exhibit 2
		Company Share Option Agreement dated as of March 1, 2001, by and between BMO and the Issuer (incorporated by reference to Exhibit 10.1 to Form 8-K dated March 5, 2001, as amended March 7, 2001 filed by the Issuer, File No. 0-15123).
	Exhibit 3
		Voting Agreement dated as of March 1, 2001, by and among BMO and certain shareholders of the Issuer, BMO and the Issuer (incorporated by reference to Exhibit 99.2 to Form 8-K dated March 5,
2001, as amended March 7, 2001 filed by the Issuer, File No. 0-15123).




SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF MONTREAL

By:  /s/ PAUL V. REAGAN
Paul V. Reagan, Esq.
Senior Vice President and U.S. General Counsel

Dated:  March 12, 2001









SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF BANK OF MONTREAL
The name, principal occupation and citizenship of each executive officer and director of Bank of Montreal are set forth below. For purposes of this Schedule 13D, the business address of each person set forth below is Bank of Montreal, 1 First Canadian Place, Toronto, Ontario M5X 1A1, Canada.

Name
Present Principal Occupation, Including Name of Employer
Citizenship



Stephen E. Bachand,
(BMO Director)

Corporate Director

U.S.A.
David R. Beatty, O.B.E.
(BMO Director)
Chairman and Chief Executive Officer
Beatinvest Limited

Canada
Robert Chevrier, C.A.
(BMO Director)

Corporate Director

Canada
F. Anthony Comper
(BMO Director/Executive Officer)
Chairman and Chief Executive Officer
Bank of Montreal

Canada
David A. Galloway
(BMO Director)
President and Chief Executive Officer
Torstar Corporation

Canada
Eva Lee Kwok
(BMO Director)
Chair and Chief Executive Officer
Amara International Investment Corp.

Canada
J. Blair MacAulay
(BMO Director)
Counsel
Fraser Milner Casgrain

Canada
The Hon. Frank McKenna, P.C.
(BMO Director)
Counsel
McInnes Cooper

Canada
Bruce H. Mitchell
(BMO Director)
President and Chief Executive Officer
Permian Industries Limited

Canada
Philip S. Orsino, F.C.A.
(BMO Director)
President and Chief Executive Officer
Premdor, Inc.

Canada
J. Robert S. Prichard, O.C.
(BMO Director)
Professor of Law & President Emeritus
University of Toronto

Canada
Jeremy H. Reitman
(BMO Director)
President
Reitmans (Canada) Limited

Canada

Name
Present Principal Occupation, Including Name of Employer
Citizenship



Joseph L. Rotman, O.C., LL.D.
(BMO Director)
Executive Chairman
Clairvest Group Inc.

Canada
Guylaine Saucier, C.M., F.C.A.
(BMO Director)

Corporate Director
Canada
Nancy C. Southern
(BMO Director)
Co-Chairman and Chief Executive Officer
ATCO Ltd. & Canadian Utilities Limited

Canada


Yvan J.P. Bourdeau
President and Chief Operating Officer
BMO Nesbitt Burns
Investment Banking Group


Canada


Ronald H. Call
Senior Vice-President
Corporate Planning
Office of Strategic Management


Canada


Barry M. Cooper
Chairman and Chief Executive Officer
Jones Heward Investment Counsel Inc.
Private Client Group


Canada


Sherry S. Cooper
Executive Vice-President and
Global Economic Strategist
Private Client Group


Canada



Ellen M. Costello
Executive Managing Director
Securitization and Credit Investment Management
Investment Banking Group



Canada

Lloyd F. Darlington
President and Chief Executive Officer
Emfisys and Head, E-Business

Canada

William A. Downe
Vice-Chair, Private Client Group and
Deputy Chair, BMO Nesbitt Burns

Canada

Angela Ferrante
Senior Vice-President
Corporate Communications

Canada


Barry K. Gilmour
Deputy Group Head and Chief Operating
Officer, Emfisys
Emfisys and E-Business


Canada

Maurice A.D. Hudon
President, Personal Banking Products
Personal and Commercial Client Group

Canada


Name
Present Principal Occupation, Including Name of Employer
Citizenship





David R. Hyma
Executive Managing Director
Capital Markets
Investment Banking Group


Canada

Marnie J. Kinsley
Executive Vice-President, E-Business
Emfisys and E-Business

Canada


Louis F. Lanwermeyer
Executive Vice-President,
Marketing and Product Development
Harris Bank


U.S.A.



Kathryn M. Lisson
Executive Vice-President, Consumer Lending and
President, Bank of Montreal Mortgage Corporation



Canada

Edward W. Lyman
Vice-Chair of the Board
Harris Bank

U.S.A.



Neil R. Macmillan
Executive Managing Director, Head of Asset Portfolio Management and Senior Credit Officer
Investment Banking Group



Canada

Karen E. Maidment
Executive Vice-President and
Chief Financial Officer

Canada

Michel G. Maila
Executive Vice-President,
Risk Management Group

Canada


Dean G. Manjuris
President and Managing Director
Private Client Division
Private Client Group


Canada


Robert L. McGlashan
Executive Vice-President,
Commercial Banking
Personal and Commercial Client Group


Canada


Alan G. McNally
Vice-Chair and
Chairman and Chief Executive Officer
Harris Bank


U.S.A.



L. Jacques Menard
President, Bank of Montreal Group of Companies, Quebec
Deputy Chair BMO Nesbitt Burns
Investment Banking Group



Canada


Name
Present Principal Occupation, Including Name of Employer
Citizenship






Thomas V. Milroy
Executive Managing Director
Head of Investment and Corporate Banking
Investment Banking Group



Canada




Kathleen M. O'Neill
Executive Vice-President, mbanx Direct and Client Value Management Personal and Commercial Banking Distribution
Personal and Commercial Client Group




Canada

Timothy J. O'Neill
Executive Vice-President and
Chief Economist

Canada


R. Jeffrey Orr
Vice-Chair, Investment Banking Group
and Chairman and Chief Executive Officer
BMO Nesbitt Burns


Canada


Gilles G. Ouellette
President and Chief Operating Officer
Private Client Group and
Deputy Chair, BMO Nesbitt Burns


Canada

Rose M. Patten
Executive Vice-President
Office of Strategic Management

Canada


Robert W. Pearce
President, Personal and Commercial Banking Distribution
Personal and Commercial Client Group


Canada




Pamela J. Robertson
Executive Vice-President, Ontario Division
Personal and Commercial Banking Distribution
Personal and Commercial Client Group




Canada

Ronald G. Rogers
Vice-Chair
Personal and Commercial Client Group

Canada


Deanna Rosenswig
Executive Vice-President
Corporate Electronic Financial Services
Emfisys and E-Business


Canada


Colin D. Smith
Executive Vice-President and
Senior Credit Officer
Personal and Commercial Client Group


Canada


Name
Present Principal Occupation, Including Name of Employer
Citizenship



Penelope F. Somerville
Executive Vice-President and Treasurer
Canada


Frank J. Techar
Executive Vice-President
Small Business Banking
Personal and Commercial Client Group


Canada


Robert J. Tetley
Executive Vice-President, Processing Services
Emfisys and E-Business


Canada

William E. Thonn
Executive Vice-President, Harris Bank
Private Client Group

U.S.A.


Eric C. Tripp
Executive Managing Director, Equity Division
Investment Banking Group


Canada
Robert B. Wells
Executive Vice-President
Canada

Christopher B. Begy
Senior Vice-President and
Corporate Controller

Canada

Dereck M. Jones
Senior Vice-President and
General Counsel

Canada
Johanne M. Totta
Senior Vice-President and Chief Auditor
Canada
Velma J. Jones
Vice-President and Corporate Secretary
Canada
Janine M. Mulhall
Vice-President and Chief Accountant
Canada

United States
Securities and Exchange Commission
Washington, D.C.  20549


13D.DOC
1535509








CUSIP No. 320 921 101	Page 5